September 25, 2014

Via EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Aware, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 18, 2014
File No. 000-21129

Dear Mr. Cascio:

Aware, Inc. (“we”, “Aware” or the “Company”) received your letter dated September 9, 2014 in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Aware’s Form 10-K for the year ended December 31, 2013 (the “10-K”) and requested a response to those comments. We have responded below to each of your comments by repeating the comment and providing our response.

Comment #1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 22

We note that income from operations includes gains from the sale of your patent assets, however we see from the discussion regarding discontinued operations that your patents relate to your discontinued operations. Please explain to us the reason the gains on the sale of your patents were not included in discontinued operations.

Response #1

There are two reasons why we did not include gains from the sale of patent assets in discontinued operations. One is a specific reason and the other is a general reason.

Aware, Inc.

File No. 000-21129

#1 Specific reason.

We disclosed in the 10-K that the discontinued operations line in our statements of income consists of results of operations from our DSL Service Assurance Segment (see, for example, page 10 of Item 1. Business; page 22 of Management’s Discussion and Analysis (“MD&A”); page 29 of MD&A; and page 46 in Note 4, Discontinued Operations).

The patents we sold in 2012 were not related to our DSL Service Assurance Segment. As we disclosed in Note 3 (Patent Related Income) on page 46 of the 10-K, we had two patent sales in 2012 as follows:

1.	Wireless patent sale for $75 million. These patents were not related to our DSL Service Assurance Segment. They were related to our wireless technology, which was not included in discontinued operations.
2.	DSL patent sale for $16 million. These patents were also not related to our DSL Service Assurance Segment. They were related to our DSL semiconductor intellectual property technology, which was not included in discontinued operations.

#2. General reason.

ASC 360-10-45-5 (Impairment or Disposal of Long-Lived Assets) states that a gain or loss recognized on the sale of a long-lived asset that is not a component of an entity shall be included in income from continuing operations. We do not consider our patent related activities to be a component of our operating businesses. We make the following distinction between operating activities and patent related activities:

•	Operating activities - Our principal business operations involve the development and sale of software and hardware products and services.
•	Patent related activities - The purpose of our patent prosecution efforts has been to obtain patents that will enable us to: i) protect our intellectual property from infringement by third parties; ii) protect the Company from potential claims that we have violated a third party’s intellectual property; and iii) monetize the value of patents if and when it makes business and economic sense to do so. Once patentable technology has been identified, patent filings largely become a general and administrative activity involving our general counsel and outside patent counsel.

Our accounting for operating expenses follows this distinction as well. We classify engineering expenses to develop technology in research and development expenses of the related business operations, and we classify expenses associated with the filing and maintenance of patents in general and administrative expenses. In prior periods when we reported multiple segments, we did not allocate any income or expense related to patents to operating segments.

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Aware, Inc.

File No. 000-21129

Notwithstanding the fact that the patents we sold in 2012 were not specifically related to discontinued DSL Service Assurance operations, we would not have included gains on the sale of patent assets if they were, because we do not consider patent activities to be a component of our operating businesses under ASC 360-10-45-5.

In our Form 10-Q for the quarter ended June 30, 2014, we included a subsequent event note on page 10 that disclosed that we sold patents pertaining to our DSL diagnostic technology for $2.6 million in July 2014. Such DSL diagnostic technology was related to our DSL Service Assurance Segment. It is our intent to include the gain on this sale in a manner consistent with our 2012 patent sales. That is, as a line item in our Statement of Income labeled, “Gain on sale of patent assets.”

*****

Comment #2

Off-Balance Sheet Arrangements, page 31

We note your disclosure on page 31 and in Note 3 on page 46 that during 2012 and 2011 you had a patent arrangement with an unaffiliated third party that was classified as a variable interest entity and did not consolidate that entity. We also note that in August 2012, certain contractual provisions of the arrangement were amended and as a result, the arrangement was no longer considered a variable interest entity and you ceased to classify it as such. So that we may better understand this arrangement please further explain to us the following:

•	The terms of the patent arrangement, including your relationship with the third party and the nature of their business,
•	The patent monetization efforts undertaking by the third party as discussed on page 27,
•	The reason for the uncertainty of future income under this arrangement as discussed on page 27,
•	How it was determined to be a VIE in 2011 and 2012, how you determined you were not the primary beneficiary and how you concluded that it should not be consolidated at that time,
•	The terms of the 2012 amendment, and how you determined that based on the amended terms the company was no longer a VIE,
•	Your current relationship with this third party and whether you anticipate any future cash flows from this arrangement.

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Aware, Inc.

File No. 000-21129

Response #2

The response to each of your questions is:

1)	We have an agreement with an unaffiliated third party under which we assigned certain patents to the third party, the third party engages in monetization activities, and it shares royalties with us. The third party is engaged in the business of the monetization of intellectual property.

2)	The third party has engaged in various monetization activities, including enforcement, litigation and licensing activities.

3)	In general, future income under the arrangement with the third party is uncertain because it depends on that party successfully monetizing the patents we assigned to it. In addition, a third party filed an Ex Parte Re-Examination request in June 2012 with respect to one of the patents involved in the monetization efforts. The United States Patent & Trademark Office (“USPTO”) issued a final office action in May 2013 rejecting the claims in the patent. The USPTO’s Patent Trial & Appeal Board (“PTAB”) affirmed the USPTO decision in June 2014. The PTAB decision is currently under appeal to the Federal Circuit. Until the Re-Examination decision is resolved, any future income under the arrangement is uncertain.

4)	We determined that the third party entity was a VIE in 2011 and 2012, because: i) our right to receive royalties entitled us to receive a portion of the entity’s expected residual returns; and ii) a provision in the agreement denied the equity holders of the third party entity the power to direct the activities that most significantly impacted the entity’s economic performance.

We determined that we were not the primary beneficiary because: i) we had no equity interest in the third party entity; and ii) a provision in the agreement resulted in “shared power” that did not give either party the power to direct the activities that most significantly impacted the economic performance of the entity.

Accordingly, we were not required to consolidate the third party entity under ASC 810-10-25, because we were not the primary beneficiary.

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Aware, Inc.

File No. 000-21129

5)	Due to strategic legal reasons, we found it necessary to amend the agreement in 2012 to eliminate the provision that had previously denied the equity holders of the third party entity the power to direct the activities that most significantly impacted the entity’s economic performance. Upon amendment, the equity holders of the entity had such power, and we determined that the arrangement was no longer a VIE under ASC 810-10-25.

6)	We currently continue to have a contractual relationship with the third party under which we are entitled to royalties if it is successful in monetizing the patents we assigned to it. We are unable to predict whether or not we will receive any future cash flows from this arrangement due to the uncertainty with respect to the pending Re-Examination and whether any monetization efforts by the third party will be successful.

*****

Comment #3

Consolidated Statements of Income, page 38

We note your presentation on the Statement of Income includes operating income before patent related income and operating income after patent related income. Please tell us how this presentation complies with Rule 5-03 of Regulation S-X.

Response #3

In the course of determining how to present patent related income in the Statement of Income, we applied Rule 5-03 of Regulation S-X, and employed guidance from two other sources, including ASC 360-10-45-4 and interpretative guidance from a speech given by an SEC staff member. The following explanation describes why we believe our presentation complies with Rule 5-03.

ASC 360-10-45-5 (Impairment or Disposal of Long-Lived Assets) states: i) a gain or loss recognized on the sale of a long-lived asset that is not a component of an entity shall be included in income from continuing operations and ii) if a subtotal, such as income from operations is presented, it shall include the amounts of those gains or losses. This guidance made it clear that gains on the sale of patent assets should be included in operating income.

5

Aware, Inc.

File No. 000-21129

Regulation S-X, Article 5-03 (b) (6) states that items not normally included in selling, general and administrative expenses should be included in other general expenses, and that material items should be stated separately.

We also considered the following guidance from a speech given by an SEC staff member that addresses this issue: “The staff also is aware of diversity in practice regarding the classification of gains and losses on the disposition of businesses: apparently some are classifying these as operating income and others as non-operating income. There also are issues regarding the classification within operating income of gains and losses from the disposition of assets. Until the diversity in classification is addressed, the staff has been requesting that gains or losses arising from disposition of businesses that are classified in operating income as well as from dispositions of long-lived assets be reported as a component of "other general expenses" pursuant to Regulation S-X, Article 5-03 (b) (6), with any material item stated separately”. [Speech by Jane B. Adams, Deputy Chief Accountant, at the 27th Annual National AICPA Conference on Current SEC Developments, which was held on December 8, 1999.]

Our judgment was that the gains on the sale of patents and patent related income from 2012 were material enough that a separate line item on our Statement of Income was required pursuant to these rules. Moreover, we believed that including significant patent related income in “other general expenses” was potentially confusing. Our approach of presenting operating income before and after patent related income was our interpretation of how to separately state these material items so as to comply with the requirements of Rule 5-03 while at the same time maintaining the clarity of our financial statements.

*****

Comment #4

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 43

Software Licenses, page 43

We note that you recognize revenue upon delivery when licenses are sold in single element arrangements. Please explain to us the typical period of the license arrangement and whether you have any additional obligations at the time of delivery over the term of the arrangement.

6

Aware, Inc.

File No. 000-21129

Response #4

Our software licenses typically provide customers with the right to use our software in perpetuity.

Our software licenses are generally sold in multiple element arrangements that include Postcontract Customer Support (“PCS”) contracts. However, we also sell software licenses in single element arrangements that have no post-delivery obligations, including contractual or implied PCS. In the absence of such post-delivery obligations, we recognize revenue upon delivery in these arrangements.

*****

Comment #5

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 43

Royalties, page 43

Please tell us why you include royalties in revenue from operations rather than in discontinued operations in your statements of income.

Response #5

We include royalties in revenue from operations rather than discontinued operations because we believe that is the appropriate treatment under ASC 205-20-45-1 (Reporting Discontinued Operations). The following discussion explains why.

We sold a substantial portion of the assets of our DSL semiconductor intellectual property business in 2009. Notwithstanding that asset sale, we retained licensing agreements with the two principal semiconductor customers that used our technology in their DSL chipsets. Those agreements obligated them to pay royalties after the sale. In the years after the sale, we reported royalties of $2.7 million, $2.1 million, $2.2 million and $0.9 million in 2010, 2011, 2012, and 2013, respectively.

ASC 205-20-45-1 requires two conditions to be met before reporting results in discontinued operations, namely: i) no significant ongoing cash flows; and ii) no continuing involvement in the operations of the business. While we did not have significant continuing involvement in the operations of the business after the asset sale, we did have significant ongoing cash flows in the form of royalties from our two customers. Our judgment was that these royalties precluded us from reporting DSL semiconductor intellectual property results in discontinued operations.

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Aware, Inc.

File No. 000-21129

We believe that we have clearly disclosed the nature of our royalties through the following disclosures in the 10-K: i) royalties were reported on a separate line of the Statements of Income; ii) the status of the DSL semiconductor intellectual property business and related royalties were described on page 10 of the Business section; and iii) royalties were discussed on page 25 of MD&A.

*****

Comment #6

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 43

Multiple element arrangements, page 44

You indicate that you recognize software license revenue upon delivery provided that you have vendor specific objective evidence for the fair value of the maintenance element. Please tell us how your accounting policy complies with FASB ASC 605-25 and ASU 2014-09 which indicates that you must determine the standalone selling price at contract inception of the distinct goods or services underlying each performance obligation and would typically allocate the transaction price on a relative standalone selling price basis in order to allocate an appropriate amount of consideration to each performance obligation.

Response #6

The section of our revenue recognition policy referenced in your comment relates to revenue recognition for multi-element software arrangements, which consist entirely of software or software related items, such as software maintenance and services. ASC 605-25 does not apply because there is no hardware or other non-software elements in those arrangements. We apply the provisions of ASC 985-605 (Software Revenue Recognition) to these arrangements, because we believe this is the appropriate guidance. Under ASC 985-605, the residual method remains the appropriate manner in which to allocate arrangement consideration to the license when vendor specific objective evidence exists for all undelivered elements (e.g., PCS), but not for the delivered element (e.g., the license).

We intend to comply with ASU 2014-09 when it becomes effective in 2017.

8

Aware, Inc.

File No. 000-21129

*****

Comment #7

Note 3. Patent Related Income, page 46

In light of the significance of the gain on the sale of patent assets, please explain to us the significant terms of the asset sales and tell us if you have any continuing involvement or income related to the sales. Please also provide us your calculation of how you determined the gain on sale of patent assets.

Response #7

On April 26, 2012, we entered into a Wireless Portfolio Patent Purchase Agreement (the “Intel Agreement”) with Intel Corporation (“Intel”), whereby we agreed to sell selected patents and patent applications to Intel. Under the terms of the Intel Agreement, we agreed to sell to Intel for $75 million, patents, patent applications and certain related rights relating to WiFi (802.11 n/ac), LTE and Wireline Home Networking. A summary of the terms of the Intel Agreement was disclosed in a Form 8-K filed on April 27, 2012. The Intel Agreement was filed as Exhibit 2.1 to our Form 10-Q/A for the quarter ended June 30, 2012 on August 2, 2012.

On August 22, 2012, we entered into a DSL Patent Purchase Agreement (the “TQ Delta Agreement”) with TQ Delta LLC (“TQ Delta”), whereby we agreed to sell selected patents and patent applications to TQ Delta. Under the terms of the TQ Delta Agreement, we agreed to sell to TQ Delta for $16 million, patents, patent applications and certain related rights relating to digital subscriber line (DSL) technology. A summary of the terms of the TQ Delta Agreement and a copy of the TQ Delta Agreement were disclosed in a Form 8-K filed on August 24, 2012.

We have no continuing involvement or income related to the 2012 sales of patent assets.

As we disclosed on page 27 of MD&A and page 46 of Note 3 (Patent Related Income) in the 10-K, the gains on the patent sales were calculated by subtracting legal fees from the gross proceeds of the sales. Legal fees consisted of: i) fees from the law firm that assisted us with the sale; and ii) fees from two other law firms, one of which transferred patent materials to the purchasers of the patents and the other assisted with reviews of the patent sale agreements. No other expenses were deducted from the gross sales proceeds. The book basis of the patents in question was zero, because our accounting policy is to expense costs for internally developed patents as incurred, and there were no other material costs eligible for capitalization under ASC 985-350.

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Aware, Inc.

File No. 000-21129

*****

Comment #8

Note 10. Business Segments and Major Customers, page 54

We note your discussion of the biometrics industry and biometric software on pages four and six. Please revise future filings to disclose revenue for each product and service or each group of similar products and services unless it is impracticable to do so. We refer you to FASB ASC 280-10-50-40.

Response #8

We have not disclosed revenue for each product or service because it is impractical to do so. We are able to determine revenue for each group of similar products and services related to our biometrics products and advanced imaging products. We will disclose revenue from those two groups in future filings.

*****

Aware acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that Aware may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 781-687-0303 if you have any questions.

Sincerely,

/s/ Richard P. Moberg

Richard P. Moberg
Co-Chief Executive Officer,
co-President & Chief Financial Officer

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